Exhibit 99.1

Immuron Travelan® continued strong sales growth

Sales Highlights:

Global	●	December 2024 Quarter AUD$2.5 million up 70% on prior quarter, up 249% on pcp
	●	December 2024 Half Year AUD$4.0 million up 70% on pcp

Australia	●	December 2024 Quarter AUD$1.9 million up 83% on prior quarter, up 314% on pcp
	●	December 2024 Half Year AUD$2.9 million up 54% on pcp

North	●	December 2024 Quarter AUD$0.7 million up 43% on prior quarter, up 141% on pcp
America	●	December 2024 Half Year AUD$1.1 million up 130% on pcp

Melbourne, Australia, January 17, 2025: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce continued strong sales growth (unaudited) of Travelan®, an over-the-counter immune supplement that targets pathogenic bacteria and the toxins they produce in the gastrointestinal (GI) tract.

Flavio Palumbo, Chief Commercial Officer said “We are achieving strong growth in both Australia and North America reflecting the core ranging we secured in another nine pharmacy banner groups in Australia, distribution in ten pharmacy/grocery retailers in Canada and sales growth on amazon.com in the US.”

Australia

Sales of Travelan® increased 90% to AUD $1.851 million during December 2024 Quarter compared to AUD $1.007 million for September 2024 Quarter, a 315% increase on December 2023 Quarter.

Sales of Travelan® increased 54% to AUD $2.858 million during December 2024 Half Year compared to AUD $1.853 million for December 2023 Half Year.

North America

Sales of Travelan® increased 43% to AUD $0.652 million in the December 2024 Quarter compared to AUD $0.456 million in the September 2024 Quarter, a 141% increase on December 2023 Quarter.

Sales of Travelan® increased 57% to AUD $1.108 million during December 2024 Half Year compared to AUD $0.482 million for December 2023 Half Year.

Travelan sales in USA and Canada in the December 2024 Half Year were AUD$0.731 million and AUD$0.376 million respectively.

FY25 sales results are unaudited.

This release has been authorised by the directors of Immuron Limited.

COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a purified tablet preparation of hyper-immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with traveler’s diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveler’s Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveler’s Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Traveler’s diarrhea

Traveler’s Diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: https://www.immuron.com.au

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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